Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 15, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.                                       A news release dated May 1, 2007 entitled ‘Jersey Airtel brings Vodafone to the Island as Airtel-Vodafone’

2.                                       A news release dated May 1, 2007 entitled ‘Guernsey Airtel brings Vodafone to the Island’

3.                                       A news release dated May 8, 2007 entitled ‘Vodafone Announces Completion of the Acquisition of Hutch Essar’

4.                                       A news release dated May 11, 2007 entitled ‘Vodafone selects Hungary as the Location for its Shared Service Centre’

5.                                       A news release dated May 17, 2007 entitled ‘Vodafone Announces the Winners of its Second Global Supplier Performance Awards’

6.                                       A news release dated May 21, 2007 entitled ‘Vodafone Launches First Ultra-Low Cost Handsets’

7.                                       A news release dated May 23, 2007 entitled ‘Vodafone has Already Cut European Roaming Costs by Over 40%’

8.                                       Stock Exchange Announcement dated May 8, 2007 entitled ‘Transaction in Own Securities’

9.                                       Stock Exchange Announcement dated May 10, 2007 entitled ‘Transaction in Own Securities’

10.                                 Stock Exchange Announcement dated May 14, 2007 entitled ‘Transaction in Own Securities’

11.                                 Stock Exchange Announcement dated May 16, 2007 entitled ‘Transaction in Own Securities’

12.                                 Stock Exchange Announcement dated May 16, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

13.                                 Stock Exchange Announcement dated May 17, 2007 entitled ‘Transaction in Own Securities’

14.                                 Stock Exchange Announcement dated May 17, 2007 entitled ‘TR-1 (i):  Notification of Major Interests in Shares’

15.                                 Stock Exchange Announcement dated May 18, 2007 entitled ‘Transaction in Own Securities’

16.                                 Stock Exchange Announcement dated May 21, 2007 entitled ‘TR-1 (i):  Notification of Major Interests in Shares’

17.                                 Stock Exchange Announcement dated May 22, 2007 entitled ‘Transaction in Own Securities’

18.                                 Stock Exchange Announcement dated May 24, 2007 entitled ‘Transaction in Own Securities’

19.                                 Stock Exchange Announcement dated May 24, 2007 entitled ‘Vodafone Group Plc Director Declaration – Vodafone Group Plc (“the Company”)

20.                                 Stock Exchange Announcement dated May 29, 2007 entitled ‘Transaction in Own Securities’

21.                                 Stock Exchange Announcement dated May 31, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

22.                                 Stock Exchange Announcement dated May 31, 2007 entitled ‘TR-1 (i):  Notification of Major Interests in Shares’

1May 2007

JERSEY AIRTEL BRINGS VODAFONE TO THE ISLAND AS AIRTEL-VODAFONE

Jersey Airtel, a wholly owned subsidiary of the Bharti Group, has today announced it will launch its mobile services on the Island of Jersey under the brand name “Airtel-Vodafone” after signing an agreement with Vodafone, the world’s leading mobile telecommunications group. The agreement will see Vodafone’s leading global products and services available on the island for the very first time.

Customers of Airtel-Vodafone will be able to benefit from a range of Vodafone services, tailored to the needs of Jersey customers, both at home and when traveling in the UK and across the world, including Vodafone Passport, a simple roaming price plan. Airtel-Vodafone services will also include a mobile multimedia service; Vodafone Simply, a straightforward voice and data package and the Vodafone Mobile Connect Card for laptops which makes possible wireless internet access. These Vodafone products, together with other exciting services, will be brought to customers in Jersey by Airtel on a phased basis from launch.

In addition, business customers stand to benefit from a range of competitive corporate devices and services, including BlackBerry from Vodafone.

David Watson, Chief Executive Officer of Airtel-Vodafone said “Airtel-Vodafone will bring best in class global mobile telecommunications to Jersey. There will be important benefits for both the Jersey consumer and business customers, enabling them to live their lives and do business to the fullest whenever and wherever they are.”

Matthias Jungemann, Director of Partner Markets at Vodafone said: “Vodafone’s Partner Network Strategy is going from strength to strength, bringing benefits to Jersey and local operators such as Jersey Airtel. The creation of Airtel-Vodafone will mean that mobile network services of a global standard will be available to islanders and visitors alike, from the launch of the new mobile operator.”

Mr. Watson added, “This partnership will ensure that Jersey will enjoy the very latest mobile communications products and services for years to come, where world class communications services are so important to the economy.”

- ends -

VODAFONE, Vodafone Passport, Vodafone Simply and Vodafone Mobile Connect are trademarks of the Vodafone Group. Other product and company names mentioned herein may be trademarks of their respective owners.

For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

For Jersey Airtel

Sam Watts, Orchid Communications

Tel:  + 44 (0)1534 888 996.

For Bharti Group:

Senjam Raj Sekhar: +91 98183 99103

Raza Khan: +91 98713 91881

Ashutosh Sharma: +91 98187 63772

Notes to Editors

About Bharti Group

Bharti Global is an offshore investment company of Bharti Group, which has interests in telecom, agriculture and insurance. Bharti’s telecoms arm, Bharti Airtel Limited, is one of India’s leading providers of telecommunications services with an aggregate of 35.51 million customers as of end of January 2007 consisting of 33.73 million mobile customers. For further information, please visit www.bharti.com

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com

1 May 2007

GUERNSEY AIRTEL BRINGS VODAFONE TO THE ISLAND

Guernsey Airtel, a wholly owned subsidiary of the Bharti Group, has today announced it will launch its mobile services on the Island of Guernsey after signing an agreement with Vodafone, the world’s leading mobile telecommunications group. The agreement will see Vodafone’s leading global products and services available on the island for the very first time,

Customers of Airtel in Guernsey will be able to benefit from a range of Vodafone services, tailored to the needs of the island’s customers, both at home and when traveling in the UK and across the world, including Vodafone Passport, a simple roaming price plan. Airtel services will also include a mobile multimedia service; Vodafone Simply, a straightforward voice and data package and the Vodafone Mobile Connect Card for laptops which makes possible wireless internet access. These Vodafone products, together with other exciting services, will be brought to customers in Guernsey by Airtel on a phased basis from launch.

In addition, business customers stand to benefit from a range of competitive corporate devices and services, including BlackBerry from Vodafone.

David Watson, Executive Director of Guernsey Airtel said “Our agreement with Vodafone will bring best in class global mobile telecommunications to Guernsey. There will be important benefits for both the Guernsey consumer and business customers, enabling them to live their lives and do business to the fullest whenever and wherever they are.”

Matthias Jungemann, Director of Partner Markets at Vodafone said: “Vodafone’s Partner Network Strategy is going from strength to strength, bringing benefits to Guernsey and local operators such as Guernsey Airtel. This agreement will mean that mobile network services of a global standard will be available to islanders and visitors alike, from the launch of the new mobile operator.”

Mr. Watson added, “This partnership will ensure that Guernsey will enjoy the very latest mobile communications products and services for years to come, where world class communications services are so important to the economy.”

- ends -

VODAFONE, Vodafone Passport, Vodafone Simply and Vodafone Mobile Connect are trademarks of the Vodafone Group. Other product and company names mentioned herein may be trademarks of their respective owners.

For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

For Guernsey Airtel

Sam Watts, Orchid Communications

Tel:  + 44 (0)1534 888 996.

For Bharti Group:

Senjam Raj Sekhar: +91 98183 99103

Raza Khan: +91 98713 91881

Ashutosh Sharma: +91 98187 63772

Notes to Editors

About Bharti Group

Bharti Global is an offshore investment company of Bharti Group, which has interests in telecom, agriculture and insurance. Bharti’s telecoms arm, Bharti Airtel Limited, is one of India’s leading providers of telecommunications services with an aggregate of 35.51 million customers as of end of January 2007 consisting of 33.73 million mobile customers. For further information, please visit www.bharti.com

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com

8 May 2007

VODAFONE ANNOUNCES COMPLETION OF THE ACQUISITION OF HUTCH ESSAR

Further to the announcements of 11 February and 15 March 2007, Vodafone announces that it has today completed the acquisition from Hutchison Telecommunications International Limited (“HTIL”) of companies with interests in Hutchison Essar Limited (“Hutch Essar”). Following this transaction, Vodafone will control Hutch Essar.

Vodafone will pay US$10.9 billion (£5.5 billion) in cash to HTIL, reflecting retention and closing adjustments agreed between Vodafone and HTIL.

Commenting on the transaction, Arun Sarin, Chief Executive of Vodafone, said:

“I am delighted that, having secured all the necessary regulatory approvals, we are now able to complete this important transaction and move onto the process of integration. India is a tremendously exciting, fast moving market and I am confident that the Hutch Essar business will make a major contribution to the Vodafone Group over the coming years.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

11 May 2007

VODAFONE SELECTS HUNGARY AS THE LOCATION FOR ITS SHARED SERVICE CENTRE

CENTRE FORMS PART OF THREE-YEAR PLAN TO DELIVER GREATER EFFICIENCIES ACROSS THE GROUP

Vodafone is to establish a Shared Service Centre in Budapest to deal with common financial processes and transactions across the bulk of the Group.

The Shared Service Centre is set to handle simple business transactions such as accounts payable and business-to-business billing, enabling existing Vodafone employees to focus more on business analysis and strategy.

The project is expected to be supported by the Hungarian Government under its investment-incentive scheme. Budapest is already home to several shared service centres operated by multinational companies.

Following a rigorous selection process, Vodafone chose Budapest for a range of benefits, including a central location and a sophisticated communications network.

“There are expected to be clear advantages in basing this Shared Service Centre in Hungary,” said Andy Halford, Chief Financial Officer of Vodafone. “The Hungarian Government has made Shared Service Centres a pillar of its national growth programme. Its support and understanding of the needs of modern business will help Vodafone to operate even more efficiently and effectively in a competitive market.”

The shared centre forms part of a three-year business transformation programme aimed at harmonising processes across the Vodafone Group to deliver greater efficiencies.

Under the initiative, Vodafone will set in place a single, integrated Enterprise Resource Planning (ERP) system for finance, supply chain and human resources in all operating companies where the Group has a majority ownership.

It is anticipated that the system will deliver a range of business benefits to the Vodafone Group, including the more efficient use of resources, better information sharing, enhanced business agility and a stronger customer focus.

The programme is expected to ensure that Vodafone is even better prepared to deliver on its key strategic objectives of reducing costs in Europe, supporting strong growth in emerging markets and enhancing the management of its business portfolio to maximise returns.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Cautionary statement regarding forward - looking statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, in particular with respect to the following expected benefits of the Shared Service Centre in Budapest, Hungary: the more efficient use of resources, better information sharing, enhanced business agility, stronger customer focus, the ability to harmonise processes and reduce costs in Europe, the ability to support strong growth in emerging markets, and the ability to maximise returns. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “will”, “expects”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: changes in economic or political conditions in Hungary and the markets served by the Shared Service Centre; changes to or termination of Hungary’s investment-incentive scheme; a lower than expected impact of the Shared Service Centre on the Group’s future revenue, cost structure and capital expenditure outlays;  the ability to integrate the Shared Service Centre into the Group’s operations and delays, impediments or other problems associated with its establishment; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating the Group’s activities; and the impact of legal or other proceedings against the Group.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the heading “Forward-Looking Statements” in our interim results announcement for the six months to 30 September 2006 and under the heading “Risk Factors, Trends and Outlook ─ Risk Factors” in the Group’s Annual Report for the financial year ended 31 March 2006, both of which are available on our website. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

17 May 2007

VODAFONE ANNOUNCES THE WINNERS OF ITS SECOND GLOBAL SUPPLIER

PERFORMANCE AWARDS

Vodafone has presented awards to three of its key suppliers for meeting the group’s exacting business requirements, as well as consistently delivering outstanding service and value over the last year.

During its annual Global Supplier Conference attended yesterday by the top 45 of its strategic suppliers, Vodafone’s Global Supply Chain Management team recognised those vendors which had contributed towards the company’s ongoing success through their continuous pursuit of excellence and provision of business benefits.

In Vodafone’s Global Supplier Performance Awards, Giesecke & Devrient, a leading supplier of telecommunication systems and smart cards, won the Global award for “Supplier of the Year” for 2007. The company demonstrated its award winning commitment and capability in enabling Vodafone to deliver to its global customers reliable and innovative products and services in a highly competitive marketplace.

Huawei, the telecommunications networks specialist, won the Outstanding Performance Award in recognition of its delivery of highly competitive products and services to Vodafone across the group’s network.

Meanwhile Vodafone’s Corporate Responsibility (CR) Engagement Award went to Sun Microsystems, the creator and leading advocate of Java technology, in recognition of its commitment to Vodafone’s Code of Ethical Purchasing, as Sun enhances its CR Programme. The award follows the launch of Sun Microsystems’ first CSR (Corporate Social Responsibility ) report,  and its support of Vodafone’s CR activities.

The awards are driven and allocated based on the findings of Vodafone’s Supplier Performance Management system. The system provides performance feedback from across the Vodafone group covering its six key supplier performance pillars of:  Corporate Responsibility, financial stability, technical capability, delivery and quality of service as well as the strength of the commercial relationship. These performance measures form an intrinsic part of Vodafone’s sourcing strategy development and execution.

“These awards are designed to recognise where our suppliers have demonstrated a spirit of true strategic partnership by understanding Vodafone’s needs then going the extra mile to deliver excellent service and value,” said Detlef Schultz, Vodafone’s Global Supply Chain Management Director. “In today’s competitive market place it is crucial to work with partners that have a deep understanding of our business needs and competitive pressures.”

“The support of our suppliers is essential to the company’s goal of delighting our customers all over the world, these awards seek to recognise those firms that meet and continuously exceed our expectations every day,” he added. “At the same time, we are recognising their commitment to supporting Vodafone in becoming increasingly efficient and competitive in an ethical and sustainable way.”

Vodafone also recognised Alcatel-Lucent, Dell, Gemalto, KPMG, Nokia Siemens Networks, Incard, Starhome and Tektronix as shortlisted candidates for the 2007 Vodafone Global Supplier Performance Awards.

- ends -

For further information:

Vodafone Group Plc

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

21 May 2007

VODAFONE LAUNCHES FIRST ULTRA-LOW COST HANDSETS

Vodafone-only branded handsets to increase access to mobile technology for millions in Emerging Markets

Vodafone today unveils its first Vodafone-only branded ultra-low cost consumer handsets, the Vodafone 125 and Vodafone 225, aimed at providing millions of people in emerging and developing markets the opportunity to access to the benefits of mobile technology for the very first time.

The Vodafone 125 and Vodafone 225 are part of Vodafone’s ongoing commitment to expand access to mobile in emerging markets, where mobile technology and networks are often the only viable and cost effective telecoms service. The handsets are therefore key to offering a range of services, particularly in rural areas where mobile penetration is often at its lowest.

In markets such as India or Tanzania the cost of purchasing a mobile handset can be one of the key barriers to accessing mobile services. In countries such as Kenya and Egypt, where Vodafone has introduced mobile financial remittance services, mobile technology has been shown to be able to provide secure and socially beneficial services beyond simple voice and data services to those who have not access to a bank account. The Vodafone 125 and Vodafone 225 handsets are intended to help drive mobile penetration and will provide access to services for people in emerging markets that are already commonplace in Western Europe. The handsets are likely to retail at around $25-$45 US Dollars (19 -35 euros) depending on the specific model and the local market conditions.

The Vodafone 125 and Vodafone 225 are the first handsets manufactured for Vodafone by China’s ZTE Corporation, following a global handset procurement agreement signed between the two companies in December 2006. The handsets are almost identical in functionality however the Vodafone 125 has a black and white screen and the Vodafone 225 has a colour screen. Features, design and functionality were specified by Vodafone.

“The Vodafone 125 and Vodafone 225 are the first of a range of ultra-low cost handsets which will be manufactured exclusively for Vodafone and its affiliates by ZTE Corporation, “said Jens Schulte-Bockum, Vodafone’s Global Director of Terminals. “ We are delighted that they represent everything that customers have come to expect from Vodafone – high quality and exceptional value for money. We believe that the Vodafone 125 and Vodafone 225 will help enfranchise millions more people across the world,  giving them good quality, attractive handsets, with popular features and functionality, at a reasonable price”

“Our work with Vodafone represents a big breakthrough in the market and has given ZTE an opportunity to demonstrate its capabilities in product design, production and management”, said  He Shiyou, General Manager of ZTE’s Handset Division and Senior Vice President of ZTE.

Vodafone Egypt, Vodafone Romania and Vodacom (South Africa) will be the first countries to launch the Vodafone 125 and 225 handsets in the next few weeks.

ENDS

VODAFONE is a trade mark of the Vodafone Group. Other products and company names mentioned herein may be the trade marks of their respective owners.

For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Sheila Xiaolan Wang	Tel: 020 8231 7102

ZTE (UK) Ltd.

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 38 partner networks. For further information, please visit www.vodafone.com

About ZTE

ZTE is a leading global provider of telecommunications equipment and network solutions.  The ZTE product range is the most complete in the world - covering virtually every sector of the wireline, wireless and handset markets. The company delivers innovative, custom-made products and services to customers in more than 100 countries, helping them to achieve continued revenue growth and to shape the future of the world’s communications. ZTE commits around 10% of annual turnover to research and development and takes a leading role in a wide range of international bodies developing emerging telecoms standards. It is the fastest growing telecoms equipment company in the world, and is China’s only listed telecoms manufacturer, with shares publicly traded on both the Hong Kong and Shenzhen Stock Exchanges.  ZTE was the only Chinese IT and telecoms manufacturer listed in Business Week 2005’s Information Technology 100 and was included in its 2006 ranking of China’s Top 20 brands.

23 May 2007

VODAFONE HAS ALREADY CUT EUROPEAN ROAMING COSTS BY OVER 40%

OPT-IN CLAUSE ENABLES VODAFONE PASSPORT CUSTOMERS TO CONTINUE TO BENEFIT FROM LOWER RATES THAN PROPOSED EURO-TARIFF

TRANSPARENCY MEASURES SUPPORT CUSTOMER CHOICE

Following today’s vote in the European Parliament to reduce roaming prices, Vodafone announces that its customers have already seen the average cost of voice roaming in Europe fall by over 40% compared to summer 2005. This is the result of various initiatives which Vodafone has introduced in recent years to provide better value roaming services to its customers, including those on both the Vodafone Passport and Vodafone World tariffs.

Since its launch in 2005, the Vodafone Passport tariff has attracted over 12 million customers across all of Vodafone’s businesses and Partner Networks. The vast majority of these customers are in Europe, and they have already been enjoying an average cost per minute for making and receiving calls which is lower than the 40 cents* proposed by lawmakers for the Euro-tariff, which will be introduced later this year. An opt-in clause proposed by European lawmakers will ensure that customers who have already chosen Vodafone Passport can remain on this tariff and will not be forced to take the Euro-tariff.

Arun Sarin, Chief Executive of Vodafone said:

“Vodafone has led the market by offering better value and choice to our roaming customers. As a result, they pay 40% less on average today and around 12 million have been able to choose our Passport tariff, which already offers a better deal than the Euro-tariff proposed in the regulation.”

Vodafone also confirms that over 80 million of its European customers can already receive roaming tariff information, free of charge, whenever they travel. Vodafone believes that this transparency helps customers to decide for themselves how and when to best use roaming services. The transparency measures now being proposed by European lawmakers are already largely in place for Vodafone customers.

*    The Euro-tariff proposed by the European Parliament would impose a maximum charge of €0.49 per minute for making calls and €0.24 per minute for receiving calls for the first 12 months of regulation. The average cost per minute for both making and receiving calls under the Euro-tariff is then calculated by assuming that two-thirds of all roaming calls are made and one-third of roaming calls are received (i.e. 0.49x 0.66+0.24x0.33). These usage assumptions are consistent with those used by the Commission in its Regulatory Impact Assessment.

- ends -

VODAFONE, Vodafone Passport and Vodafone World are trade marks of the Vodafone Group. Other products and company names mentioned herein may be the trade marks of their respective owners.

For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

NOTES TO EDITORS

Vodafone Passport

Vodafone Passport, the innovative roaming tariff, was launched in May 2005 and allows millions of Vodafone customers to take their home price plans abroad for a small connection fee per call, the first roaming tariff to enable customers to do so. Over 12 million customers, the vast majority of which are in Europe, have chosen to opt-in to this free-of-charge service.

Retail Pricing

On 8 May 2006, Vodafone announced that it would cut the average cost of roaming by at least 40% by April 2007 when compared to summer 2005. This reduction has now been implemented. The reduction has been identified by calculating the cost per minute of both making and receiving calls for all Vodafone’s European customers who roamed within the EU during the month of April 2007 and comparing this to the average cost per minute for all European customers who roamed within the EU during the summer of 2005 (June-August) The average cost per minute for customers from Vodafone’s EU subsidiary operating companies has fallen by at least 40% overall on the basis described above.

The confirmation of the reduction of 40% has been part of a continuous commitment from Vodafone to reduce the costs of roaming calls which began in 2005 with the introduction of Vodafone Passport. Similarly, Vodafone has also been working to reduce data roaming costs with a flat-rate €12 daily tariff for laptop users which was announced in March 2007 and will be available from 1 July 2007.

Transparency

Vodafone confirmed today that at least 80 million European customers can obtain personalised information about the cost of roaming, free of charge.

Customers will be able to text/call Vodafone whenever they are at home or abroad in order to receive a free text from Vodafone which tells them the cost of making and receiving calls in their chosen market.

In May 2006, Vodafone committed to introducing a text information service across 12 countries in Europe in which Vodafone has a subsidiary. This is now available in all markets, except the UK and Hungary where customers are able to request and receive free information only when in their home market, pending full implementation of the service.

Wholesale Pricing

On 8 May 2006, Vodafone committed that, from 1 October 2006, it would offer on request, to all mobile network operators licensed and established within the EU, an average charge for roaming on Vodafone’s European subsidiary networks of no more than € 0.45 per minute for roaming calls within the EU on a reciprocal basis. By April 2007, agreements with other mobile operators representing the vast majority of Vodafone’s wholesale traffic had been concluded at wholesale rates of €0.45 per minute or less.

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, of which 100 million are in Europe, as well as 38 partner networks. For further information, please visit www.vodafone.com

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 May 2007

Number of ordinary shares transferred:	148,293

Highest transfer price per share:	144p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,241,895,689 of its ordinary shares in treasury and has 52,852,083,252 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 May 2007

Number of ordinary shares transferred:	169,597

Highest transfer price per share:	143.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,241,726,092 of its ordinary shares in treasury and has 52,852,621,121 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 May 2007

Number of ordinary shares transferred:	341,752

Highest transfer price per share:	144.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,241,384,340 of its ordinary shares in treasury and has 52,853,229,968 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 May 2007

Number of ordinary shares transferred:	46,936

Highest transfer price per share:	142.1p

Lowest transfer price per share:	141.5p

Following the above transfer, Vodafone holds 5,241,337,404 of its ordinary shares in treasury and has 52,853,612,056 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 May 2007 by HBOS Employee Equity Solutions that on 11 May 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 142p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	176
Paul Michael Donovan	176
Alan Paul Harper	176
Terry Dean Kramer	176
Simon David Lewis	126
Stephen Roy Scott	176

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 May 2007

Number of ordinary shares transferred:	240,028

Highest transfer price per share:	142.1p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,241,097,376 of its ordinary shares in treasury and has 52,853,926,716 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.         Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Vodafone Group Plc

2.         Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (   Yes  )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : (    )

3.         Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)

4.         Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5.         Date of the transaction (and date on which the threshold is crossed or  reached if different) (v):

15/05/07

6.         Date on which issuer notified:

16/05/07

7.         Threshold(s) that is/are crossed or reached:

From 4% - 3% (L&G)

8.         Notified details:

……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)

Ordinary U.S.$0.11 3/7	2,125,689,090	2,125,689,090
ADRs	230	2,300

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary U.S.$0.11 3/7	2,113,665,438	2,113,665,438		3.99
ADRs	230	2,300		0.000004

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

2,113,667,738	3.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (2,113,667,738 – 3.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (1,650,577,683 – 3.12% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (1,650,577,683 – 3.12% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Using the total voting rights figure of 52,853,612,056

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 7528 6742

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 May 2007

Number of ordinary shares transferred:	65,543

Highest transfer price per share:	144.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,241,031,833 of its ordinary shares in treasury and has 52,854,263,975 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.         Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Vodafone Group Plc

2.         Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (   Yes  )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : (    )

3.         Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)

4.         Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5.         Date of the transaction (and date on which the threshold is crossed or  reached if different) (v):

16/05/07

6.         Date on which issuer notified:

18/05/07

7.         Threshold(s) that is/are crossed or reached:

From 3% - 4% (L&G)

8.         Notified details:

……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)

Ordinary U.S.$0.11 3/7	2,113,665,438	2,113,665,438
ADRs	230	2,300

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary U.S.$0.11 3/7	2,126,219,919	2,126,219,919		4.02
ADRs	230	2,300		0.000004

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

2,126,222,219	4.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (2,126,222,219– 4.02% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (1,663,015,764 – 3.14% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (1,663,015,764 – 3.14% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Using the total voting rights figure of 52,854,263,975

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 7528 6742

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 May 2007

Number of ordinary shares transferred:	372,335

Highest transfer price per share:	143.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,240,659,498 of its ordinary shares in treasury and has 52,854,931,443 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 May 2007

Number of ordinary shares transferred:	378,683

Highest transfer price per share:	145.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,240,280,815 of its ordinary shares in treasury and has 52,856,388,704 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

Following the announcement, on 17 May 2007, of the appointment of Simon Murray as a Non-Executive Director of Vodafone with effect from 1 July 2007, the following information is given in accordance with paragraph 9.6.13 of the Listing Rules:-

Simon Murray has not held a directorship in any publicly quoted company in the past five years.

There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Listing Rules.

The Company has been advised that Simon Murray has no beneficial interest in the shares of the Company.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 May 2007

Number of ordinary shares transferred:	1,621,473

Highest transfer price per share:	149.9p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,238,659,342 of its ordinary shares in treasury and has 52,859,742,296 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 May 2007

Number of ordinary shares transferred:	4,097,039

Highest transfer price per share:	152p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,234,562,303 of its ordinary shares in treasury and has 58,101,651,524 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone  has 52,867,089,221  ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,867,089,221.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.         Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Vodafone Group Plc

2.         Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (   Yes  )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : (    )

3.         Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)

4.         Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5.         Date of the transaction (and date on which the threshold is crossed or  reached if different) (v):

23/05/07

6.         Date on which issuer notified:

25/05/07

7.         Threshold(s) that is/are crossed or reached:

From 4% - 3% (L&G)

8.         Notified details:

……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)

Ordinary U.S.$0.11 3/7	2,126,219,919	2,126,219,919
ADRs	230	2,300

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary U.S.$0.11 3/7	2,108,462,819	2,108,462,819		3.98
ADRs	230	2,300		0.000004

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

2,108,465,119	3.98

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH)
(Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (2,108,465,119– 3.98% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (1,658,600,264 – 3.13% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (1,658,600,264 – 3.13% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Using the total voting rights figure of 52,856,388,704

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 7528 6742

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 15, 2007	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary